UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42817

eastern international Ltd.

(Translation of registrant’s name into English)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart Center Science and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financial Results For the Six Months Ended September 30, 2025

Eastern International Ltd. (the “Company”, “us”, “our”, or “we”) announced its unaudited financial results for the six months ended September 30, 2025.

Revenues

Our revenues for the six months ended September 30, 2025 were approximately $27.2 million, representing an increase of 27.8% from approximately $21.3 million for the same period of 2024. This increase was primarily contributed by the growth in transportation services, while partially offset by the decrease in warehouse subleasing services.

	For the Six Months Ended September 30,
	2025	2024	%Change
Revenues from
transportation services	$25,432,644	$19,006,582	33.8%
warehouse subleasing services	1,760,104	2,265,548	(22.3)%
Total Revenues	$27,192,748	$21,272,130	27.8%

●	Transportation services - our revenues from transportation services increased by approximately $6.4 million or 33.8%, which was primarily contributed by the growth in revenues from project logistics. We have completed 2,487 orders for project logistics during the six months ended September 30, 2025, comparing to 1,333 orders for the same period of 2024, as our major customers increased their orders for project logistics.

●	Warehouse subleasing services – our revenues from warehouse subleasing services decreased by approximately $0.5 million or 22.3%, primarily because a tenant did not renew the lease when it expired.

Cost of revenues

Our cost of revenues for the six months ended September 30, 2025 was approximately $24.2 million, representing a 32.5% increase from approximately $18.2 million for the same period of 2024. The increase primarily stemmed from higher costs for project logistics, attributable to the completion of more project logistics orders, as discussed above.

Gross profit

Our gross profit for the six months ended September 30, 2025 was $3,018,094, representing a slight decrease of 0.3% from $3,026,330 for the same period of 2024, which is due to the growth in our revenues was offset by the drop in our profit margin. In order to retain our major customers under the increasingly competitive environment, we offered more favorable pricing for their project logistics orders as compared to the same period of 2024, while our average costs for fullfilling these orders remained stable. As a result, the profit margin of our project logistics declined, thereby lowering the overall profit margin of the Company.

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Selling expenses

Our selling expenses were $463,357 for the six months ended September 30, 2025, which increased by 31.9% from $351,266 for the same period of 2024. The increase was primarily attributable to the increase in salaries for the sales team and their travelling expenses. The change was generally in line with the increase in our revenues.

General and administrative expenses

Our general and administrative expenses were approximately $1.52 million for the six months ended September 30, 2025, which decreased by 14.7% from approximately $1.79 million for the same period of 2024. The decrease was primarily resulted from the decreases in provisions for expected credit losses, as well as decreased professional service fees, while partially offset by the increase in office lease expenses.

Other (expenses) income, net

Our other expenses, net was $187,734 for the six months ended September 30, 2025, compared to other income, net of $70,086 for the same period of 2024. The change was primarily due to the increase in interest expenses, as our PRC operating subsidiaries increased their bank borrowings for business growth, while partially offset by the decrease in insurance indemnity received, as we incurred less damages during transportations.

Income tax expenses

Income tax expenses were $268,396 and $419,601 for the six months ended September 30, 2025 and 2024, respectively, resulting from a pre-tax income of $843,702 and $959,723 for the six months ended September 30, 2025 and 2024, respectively. The decline in our income tax expenses was primarily driven by a lower effective income tax rate, which fell to 31.8% for the six months ended September 30, 2025 from 43.7% for the same period of 2024. The elevated effective income tax rate in the six months ended September 30, 2024 was largely due to significant non-deductible administrative expenses incurred by our Cayman company during preparations for our initial public offering, while these non-deductible expenses were substantially lower in 2025, resulting in a normalized effective income tax rate.

Net income

As a result of the foregoing, our net income was $575,306 for the six months ended September 30, 2025, representing an increase of 6.5% from $540,122 for the same period of 2024.

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Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended September 30, 2025 and 2024, the dilutive effect of the Company’s Preferred Shares issued and outstanding which are convertible to ordinary shares for each Preferred Share was taken into consideration in calculation of diluted EPS.

Cash and cash equivalents

As of September 30, 2025, we had cash and restricted cash of $5.9 million, including approximately $3.6 million raised from the initial public offering closed in August 2025. As of March 31, 2025, we had cash of $0.8 million.

Exchange Rate

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company’s PRC subsidiaries is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of income as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.

This report contains translations of certain RMB amounts into U.S. dollars (“USD” or “$”) at specified rates solely for the convenience of the reader. The exchange rates in effect as of September 30, 2025 and March 31, 2025 were RMB1 for $0.1405 and $0.1378, respectively. The average exchange rates for the six months ended September 30, 2025 and 2024 were RMB1 for $0.1390 and $0.1388, respectively.

Safe Harbor Statement

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof unless they are required by the law.

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EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	September 30, 2025 (Unaudited)	March 31, 2025 (Audited)

ASSETS
Current Assets
Cash	$5,774,150	$846,409
Restricted cash	161,057	-
Notes receivable	1,149,321	1,805,140
Accounts receivable, net
- third parties	19,677,679	13,679,559
- a related party	592,176	641,339
Contract assets	2,182	31,709
Advances to suppliers	924,344	286,507
Amount due from a related party	-	136,416
Other current assets, net	1,394,282	2,253,850
Total current assets	29,675,191	19,680,929

Non-current assets
Property and equipment, net	423,097	461,205
Operating lease right of use assets, net	1,594,261	1,795,668
Deferred offering costs	-	881,862
Deferred tax assets	26,966	40,949
Other non-current assets	1,853,810	1,920,878
Total non-current assets	3,898,134	5,100,562

Total Assets	$33,573,325	$24,781,491

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank and other borrowings	$4,171,045	$3,766,634
Accounts payable	8,430,959	4,877,717
Notes payable	280,938	-
Contract liabilities	45,368	117,191
Amounts due to related parties	207,635	203,695
Operating lease liabilities, current	545,652	451,363
Income taxes payable	584,748	850,308
Dividends payable	948,664	1,072,040
Other current liabilities	1,588,522	777,550
Total current liabilities	16,803,531	12,116,498

Non-current Liability
Operating lease liabilities, non-current	990,820	1,198,905
Total non-current liability	990,820	1,198,905

Total Liabilities	17,794,351	13,315,403

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, par value $0.0001 each, 50,000,000 shares authorized, 1,000,000 issued and outstanding as of September 30, 2025 and March 31, 2025	100	100
Ordinary Shares, par value $0.0001 each, 450,000,000 shares authorized, 12,017,000 and 10,417,000 issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	1,202	1,042
Additional paid-in capital	11,646,440	8,040,388
Statutory reserves	974,994	888,085
Retained earnings	3,708,205	3,219,808
Accumulated other comprehensive loss	(551,967)	(683,335)
Total Shareholders’ Equity	15,778,974	11,466,088

Total Liabilities and Shareholders’ Equity	$33,573,325	$24,781,491

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EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2025	2024

Revenues
- third parties	$27,074,336	$21,139,650
- a related party	118,412	132,480
Total revenues	27,192,748	21,272,130

Cost of Revenues
- third parties	(24,156,950)	(18,245,800)
- a related party	(17,704)	-
Total cost of revenue	(24,174,654)	(18,245,800)

Gross Profit	3,018,094	3,026,330

Operating Expenses
Selling expenses	(463,357)	(351,266)
General and administrative expenses	(1,523,301)	(1,785,427)
Total operating expenses	(1,986,658)	(2,136,693)

Income from Operations	1,031,436	889,637

Other Income (Expenses)
Interest income	5,559	509
Interest expenses	(171,647)	(64,901)
Foreign currency transaction loss	(1,593)	(3,327)
Insurance indemnity	1,446	142,500
Government subsidies	2,887	4,724
Other expenses, net	(24,386)	(9,419)
Total other (expenses) income, net	(187,734)	70,086

Income Before Income Taxes	843,702	959,723

Income tax expenses	(268,396)	(419,601)

Net Income	575,306	540,122

Other Comprehensive Income
Foreign currency translation adjustment	131,368	262,663

Comprehensive Income	$706,674	$802,785

Earnings Per Share
-Basic	$0.05	$0.05
-Diluted	$0.05	$0.05

Weighted Average Shares Outstanding
-Basic	10,696,781	10,417,000
-Diluted	11,696,781	11,417,000

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EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares		Preferred Shares		Additional			Accumulated other
	No. of Shares	Amount	No. of Shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive loss	Total

Balance as of March 31, 2024 (Audited)	10,417,000	$1,042	1,000,000	$100	$8,038,988	$675,027	$1,652,840	$(617,898)	$9,750,099

Amortization of restricted shares of a subsidiary	-	-	-	-	1,400	-	-	-	1,400
Net income	-	-	-	-	-	-	540,122	-	540,122
Appropriation to statutory reserves	-	-	-	-	-	134,662	(134,662)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	262,663	262,663

Balance as of September 30, 2024 (Unaudited)	10,417,000	$1,042	1,000,000	$100	$8,040,388	$809,689	$2,058,300	$(355,235)	$10,554,284

Balance as of March 31, 2025 (Audited)	10,417,000	$1,042	1,000,000	$100	$8,040,388	$888,085	$3,219,808	$(683,335)	$11,466,088

Issuance of Ordinary Shares, net of offering expenses	1,600,000	160	-	-	3,606,052	-	-	-	3,606,212
Net income	-	-	-	-	-	-	575,306	-	575,306
Appropriation to statutory reserves	-	-	-	-	-	86,909	(86,909)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	131,368	131,368

Balance as of September 30, 2025 (Unaudited)	12,017,000	$1,202	1,000,000	$100	$11,646,440	$974,994	$3,708,205	$(551,967)	$15,778,974

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EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2025	2024
Cash flows from operating activities:
Net income	$575,306	$540,122
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	51,578	39,083
(Reversal of) provision for expected credit losses	(45,175)	66,728
Amortization of restricted shares of a subsidiary	-	1,400
Deferred tax expenses (benefits)	14,620	(15,237)
Changes in operating assets and liabilities:
Notes receivable	683,467	(320,856)
Accounts receivable - third parties	(5,665,010)	(681,041)
Accounts receivable - a related party	101,641	(108,122)
Contract assets	29,822	74,602
Advances to suppliers	(625,642)	(84,149)
Other current assets	815,595	(648,382)
Other non-current assets	103,126	(630,914)
Accounts payables	3,422,501	(804,583)
Notes payable	277,982	-
Contract liabilities	(73,310)	68,679
Income taxes payable	(279,039)	191,588
Lease liabilities	89,472	-
Other current liabilities	787,559	(98,618)
Net cash provided by (used in) operating activities	264,493	(2,409,700)

Cash flows from an investing activity:
Purchase of property and equipment	(5,045)	(213,913)
Net cash used in the investing activity	(5,045)	(213,913)

Cash flows from financing activities:
Proceeds from bank and other borrowings	3,078,655	971,912
Repayments of bank and other borrowings	(2,750,589)	(197,691)
Borrowings from related parties	-	206,597
Advances to related parties	(5,005)	-
Net IPO proceeds received from the underwriter	5,727,070	-
Deferred offering costs	(1,238,996)	(347,335)
Net cash provided by financing activities	4,811,135	633,483

Effect of exchange rate changes on cash and restricted cash	18,215	7,854

Net increase (decrease) in cash and restricted cash	5,088,798	(1,982,276)

Cash, beginning of period	846,409	2,170,459

Cash and restricted cash, end of period	$5,935,207	$188,183

Reconciliation of cash and restricted cash, end of the period
Cash	5,774,150	188,183
Restricted Cash	161,057	-

Total Cash and restricted Cash, end of the period	$5,935,207	$188,183

Supplemental disclosure information:
Cash paid for income tax	$213,646	$230,868
Cash paid for interest	$171,647	$64,901

Supplemental non-cash activities:

Initial recognition of lease obligations related to right-of-use assets	$2,824	$106,630
Dividends payable offset with due from related parties	$142,596	$-
Opening deferred offering costs offset with net IPO proceeds	$881,862	$-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2025

Eastern international LTD.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer

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